UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Arlo Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04206A101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,727**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,727**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,727**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 668,600 Shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,626*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,626*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,626*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 668,500 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,197,566*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,197,566*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,197,566*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 578,100 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,727*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,727*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,727*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 668,600 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,626*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,626*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,626*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 668,500 Shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,197,566*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,197,566*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,197,566*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 578,100 Shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,180,919*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,180,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,180,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IA

* Includes 1,915,200 Shares underlying call options currently exercisable as further described in Item 6.

8

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,180,919*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,180,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,180,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,915,200 Shares underlying call options currently exercisable as further described in Item 6.

9

CUSIP NO. 04206A101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,323,127 Shares beneficially owned by Series One is approximately $10,769,162, including brokerage commissions. The aggregate purchase price of the 668,600 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $1,485,294, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,323,126 Shares beneficially owned by VSO II is approximately $10,769,155, including brokerage commissions. The aggregate purchase price of the 668,500 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $1,458,085, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 619,466 Shares beneficially owned by VSO III is approximately $2,612,284, including brokerage commissions. The aggregate purchase price of the 578,100 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $1,230,140, including brokerage commissions

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 74,255,189 Shares outstanding, which is the total number of Shares outstanding as of February 1, 2019 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 22, 2019.

A.	Series One
(a)	As of the close of business on March 26, 2019, Series One beneficially owned 2,991,727 Shares, including 668,600 shares underlying call options currently exercisable .

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,727

10

CUSIP NO. 04206A101

(c)	The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on March 26, 2019, VSO II beneficially owned 2,991,626 Shares, including 668,500 shares underlying call options currently exercisable.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,626
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,626

(c)	The transactions in the Shares by VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	VSO III
(a)	As of the close of business on March 26, 2019, VSO III beneficially owned 1,197,566 Shares, including 578,100 shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,197,566
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,197,566

(c)	The transactions in the Shares by VSO III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,991,727 Shares beneficially owned by Series One, including 668,600 shares underlying call options currently exercisable.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,727

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the shares on behalf of Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP NO. 04206A101

E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,991,626 Shares beneficially owned by VSO II, including 668,500 shares underlying call options currently exercisable.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,626
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,626

(c)	VSO GP II has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 1,197,566 Shares beneficially owned by VSO III, including 578,100 shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,197,566
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,197,566

(c)	VSO GP III has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of VSO III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference
G.	VIEX Capital
(a)

VIEX Capital, as the investment manager to Series One, VSO II and VSO III, may be deemed the beneficial owner of the (i) 2,991,727 Shares beneficially owned by Series One, including 668,600 shares underlying call options currently exercisable, (ii) 2,991,626 Shares beneficially owned by VSO II, including 668,500 shares underlying call options currently exercisable and (iii) 1,197,566 Shares beneficially owned by VSO III, including 578,100 shares underlying call options currently exercisable.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,180,919
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,180,919
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Series One, VSO II and VSO III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 04206A101

H.	Eric Singer
(a)

Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 2,991,727 Shares beneficially owned by Series One, including 668,600 shares underlying call options currently exercisable, (ii) 2,991,626 Shares beneficially owned by VSO II, including 668,500 shares underlying call options currently exercisable and (iii) 1,197,566 Shares beneficially owned by VSO III, including 578,100 shares underlying call options currently exercisable.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,180,919
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,180,919
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Series One, VSO II and VSO III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to add the following:

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 668,600, which have an exercise price of $2.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Series One has sold short in over-the-counter market American-style put options referencing an aggregate of 28,900 Shares, which have an exercise price of $4.00, and expires on October 18, 2019, respectively, as further detailed on Schedule A hereto, which is incorporated by reference herein. In addition, Series One has sold short in over-the-counter market American-style put options referencing an aggregate of 149,000 Shares, which have an exercise price of $6.00, and expires on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 668,500 Shares, which have an exercise price of $2.00 and expires on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

13

CUSIP NO. 04206A101

VSO II has sold short in over-the-counter market American-style put options referencing an aggregate of 290,000 Shares, which have an exercise price of $4.00, and which expires on July 19, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein. In addition, VSO II has sold short in over-the-counter market American-style put options referencing an aggregate of 100,000 Shares, 508,100 Shares, 100,000 Shares and 149,500 Shares, which have an exercise price of $3.00, $4.00, $5.00 and $6.00 respectively, and each of which expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 28,100 Shares, which have an exercise price of $5.00 and expires on July 19, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein. In addition, VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 550,000 Shares, which have an exercise price of $2.00 and expires on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has sold short in over-the-counter market American-style put options referencing an aggregate of 1,056,200 Shares and 1,500 Shares, which have an exercise price of $4.00 and $6.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein. In addition, VSO III has sold short in over-the-counter market American-style put options referencing an aggregate of 200 Shares, which have an exercise price of $4.00 and expires on July 19, 2019.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

14

CUSIP NO. 04206A101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

15

CUSIP NO. 04206A101

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

16

CUSIP NO. 04206A101

SCHEDULE A

Transactions in the Securities Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of July 2019 Put Option ($5.00 Strike Price)[1]	250,000	1.1700	03/01/2019
Purchase of July 2019 Put Option ($4.00 Strike Price)[1]	2,500	0.5000	03/04/2019
Short Sale of October 2019 Put Option ($6.00 Strike Price)[2]	(149,000)	1.9500	03/05/2019
Purchase of July 2019 Put Option ($4.00 Strike Price)[1]	571,200	0.5000	03/05/2019

VIEX special opportunities fund ii, LP

Purchase of July 2019 Put Option ($5.00 Strike Price)[1]	57,300	1.1700	03/01/2019
Purchase of October 2019 Put Option ($4.00 Strike Price)[1]	2,500	0.5000	03/04/2019
Short Sale of October 2019 Put Option ($6.00 Strike Price)[2]	(149,500)	0.5000	03/05/2019
Purchase of July 2019 Put Option ($4.00 Strike Price)[1]	252,000	1.1700	03/05/2019

VIEX special opportunities fund iIi, LP

Purchase of Common Stock	245,744	3.9883	02/25/2019
Purchase of October 2019 Call Option ($2.00 Strike Price)[3]	100,000	2.3000	02/25/2019
Short Sale of October 2019 Put Option ($4.00 Strike Price)[2]	(200,000)	0.8000	02/26/2019
Purchase of Common Stock	4,397	4.2282	02/28/2019
Purchase of July 2019 Call Option ($5.00 Strike Price)[5]	28,100	0.5286	02/28/2019
Short Sale of July 2019 Put Option ($4.00 Strike Price)[4]	(6,000)	0.5417	02/28/2019
Short Sale of July 2019 Put Option ($5.00 Strike Price)[4]	(6,000)	1.1417	02/28/2019
Purchase of October 2019 Call Option ($2.00 Strike Price)[3]	50,000	2.4000	02/28/2019
Short Sale of October 2019 Put Option ($4.00 Strike Price)[2]	(106,200)	0.7533	02/28/2019
Purchase of July 2019 Call Option ($5.00 Strike Price)[1]	6,000	1.1700	03/01/2019
Purchase of July 2019 Call Option ($4.00 Strike Price)[1]	5,800	0.5000	03/05/2019

Short Sale of October 2019 Put Option ($6.00 Strike Price)[2]	(1,500)	1.9500	03/05/2019
Purchase of Common Stock	159,325	4.6278	03/06/2019
Purchase of Common Stock	70,763	4.3400	03/08/2019
Short Sale of October 2019 Put Option ($4.00 Strike Price)[2]	(200,000)	0.7066	03/08/2019
Short Sale of October 2019 Put Option ($4.00 Strike Price)[2]	(250,000)	0.7000	03/11/2019
Purchase of Common Stock	31,137	4.2357	03/14/2019
Purchase of October 2019 Call Option ($2.00 Strike Price)[3]	100,000	2.4000	03/14/2019
Short Sale of October 2019 Put Option ($4.00 Strike Price)[2]	(300,000)	0.7500	03/14/2019
Purchase of Common Stock	50,000	4.1980	03/21/2019
Purchase of Common Stock	4,300	4.0309	03/22/2019
Purchase of Common Stock	53,800	3.8479	03/25/2019
Purchase of October 2019 Call Option ($2.00 Strike Price)[3]	2,000	2.0982	03/25/2019

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1 Represents shares underlying American-Style put option purchased in the over-the-counter market to cover a short position. These put options expire on July 19, 2019.

2 Represents shares underlying American-Style put option sold short in the over-the-counter market. These put option expire on October 18, 2019.

3 Represents shares underlying American-Style call option purchased in the over-the-counter market. These call options expire on October 18, 2019.

4 Represents shares underlying American-Style put option sold short in the over-the-counter market. These put options expire on July 19, 2019

5 Represents shares underlying American-Style call option purchased in the over-the-counter market. These call options expire on July 19, 2019.